Filed Pursuant to Rule 424(b)(3)
Registration No. 333-215274

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 3 DATED SEPTEMBER 11, 2017
TO THE PROSPECTUS DATED AUGUST 1, 2017
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated August 1, 2017 and Supplement No. 2 dated August 22, 2017, which superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offerings of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments.
OPERATING INFORMATION
Status of Our Public Offerings
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission (SEC) on March 17, 2014 and was subsequently supplemented by a post-effective amendment to the registration statement declared effective on April 29, 2016. We offered up to $2,500,000,000 in shares of common stock pursuant to the primary portion of our initial public offering, consisting of two classes of shares: $1,375,000,000 in shares of Class A common stock (Class A shares) and $1,125,000,000 in shares of Class T common stock (Class T shares). We also offered $475,000,000 in shares pursuant to the distribution reinvestment plan portion of our initial public offering. We accepted investors’ subscriptions for, and issued, a total of approximately 15.3 million shares of our common stock in the initial public offering (14.3 million Class A shares and 1.0 million Class T shares), resulting in gross proceeds to us of $385.0 million ($359.6 million in Class A shares and $25.4 million in Class T shares) (including shares issued pursuant to our distribution reinvestment plan).
Our follow-on offering of $1,500,000,000 in shares of common stock was declared effective by the SEC on August 1, 2017. Of these shares, we are offering up to $1,200,000,000 in shares of common stock pursuant to the primary portion of our follow-on offering, consisting of two classes of shares: $660,000,000 in Class A shares and $540,000,000 in Class T shares. We are also offering up to $300,000,000 in shares pursuant to the distribution reinvestment plan portion of our follow-on offering. We reserve the right to reallocate shares offered among the classes of shares and between our primary offering and our distribution reinvestment plan.
During the month of August 2017, we accepted investors’ subscriptions for, and issued, a total of approximately 250,000 shares of our common stock in the initial public offering and follow-on offering, resulting in gross proceeds to us of approximately $6.4 million, consisting of an aggregate of approximately 211,000 shares of our common stock in our primary offerings, resulting in gross proceeds to us of approximately $5.4 million ($2.9 million in Class A shares and $2.5 million in Class T shares), and approximately 39,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $943,000. As of August 31, 2017, approximately $1.5 billion in shares of our common stock remained available for sale in the follow-on offering.
We will offer shares of our common stock pursuant to the follow-on offering until August 1, 2019, unless our board of directors terminates the follow-on offering at an earlier date or all shares being offered have been sold. If all of the shares we are offering have not been sold by August 1, 2019, we may extend the follow-on offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our follow-on offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The follow-on offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this follow-on offering at any time prior to the stated termination date.

PROSPECTUS UPDATES
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 14 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 106 of the prospectus, and describes activity that occurred subsequent to the activity as of June 19, 2017 previously disclosed in our prospectus.
As of August 31, 2017, we, through separate wholly-owned limited liability companies and limited partnerships, owned 131 properties, acquired for an aggregate purchase price of $600.5 million, located in 33 states, consisting of nine anchored shopping centers and 122 retail locations, comprising approximately 3.0 million gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. We acquired four properties between June 20, 2017 and August 31, 2017. In general, our properties are acquired through the use of proceeds from our public offerings and debt borrowings.

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